EXHIBIT 99.1

Volvo CE Sells LB Smith Dealership to ASC Construction Equipment

GOTEBORG, Sweden, Dec. 6, 2004 (PRIMEZONE) -- Volvo Construction Equipment (Volvo CE) has sold its LB Smith dealership operations in North Carolina, South Carolina, Georgia, Alabama, and eastern Tennessee to ASC Construction Equipment USA, Inc., Charlotte, North Carolina.

The appointment of ASC Construction Equipment USA, Inc. (ASC), as an authorized Volvo CE dealer is effective December 3, 2004. The new dealership will serve its market area from 12 current LB Smith branch facilities in the following states and cities: North Carolina -- Raleigh, Charlotte, Asheville; South Carolina -- Columbia; Georgia -- Savannah, Atlanta, Augusta; Alabama -- Mobile, Birmingham, Montgomery; Tennessee -- Knoxville, Chattanooga.

Volvo CE purchased the assets associated with the Volvo construction equipment distribution business of LB Smith, Inc., its distributor for a majority of the East Coast of the United States, in May 2003. Since that acquisition, Volvo CE has continued the operations of the former dealer at existing locations under the name LB Smith to ensure that Volvo customers continue to receive the highest possible standards of product support and service. The sale of the southeastern states territory is part of Volvo CE's on-going divestment of its LB Smith territories.

ASC Construction Equipment USA, Inc. ASC is a subsidiary of Group Auto-Sueco (Coimbra), an international company engaged in the distribution, rental, sales and service of construction equipment and a major Volvo CE European dealer for nearly 50 years.

"We have a unique opportunity to serve the needs of the local construction industry customers with our dealership," said Ron Huibers, chairman of ASC. "With our people and the resources of ASC, one of Europe's strongest equipment dealers, we will invest substantially in our business to further leverage the strength of Volvo. We believe these investments will significantly benefit our customers and, in turn, continue to build a position of leadership in our marketplace."

December 6, 2004

For further information, please contact:

 Beatrice Cardon -- Volvo Construction Equipment
 Phone: +322 482 5021 -- Fax: +322 675 1777
 beatrice.cardon@volvo.com

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=55662&fn=wkr0001.pdf

-0-